Pricing Supplement Filed Pursuant to Rule 424(b)(2)

(To Prospectus dated December 30, 2022	Registration Statement No. 333-268718

and Series P Prospectus Supplement dated December 30, 2022)

June 21, 2024

$30,000,000

Capped Floating Rate Notes Linked to Compounded SOFR, due June 23, 2034

•	The notes are senior unsecured debt securities issued by Bank of America Corporation (“BAC”). All payments and the return of the principal amount on the notes are subject to our credit risk.

•	The CUSIP number for the notes is 06055JFD6.

•	The notes priced on June 21, 2024.

•	The notes will mature on June 23, 2034. At maturity, you will receive a cash payment equal to 100% of the principal amount of your notes, plus any accrued and unpaid interest.

•	Interest will be paid on March 25, June 25, September 25 and December 25, of each year, beginning on September 25, 2024, and with the final interest payment occurring on the maturity date.

•	From, and including, the issue date to, but excluding, the maturity date, the notes will bear interest at a floating rate equal to Compounded SOFR plus 1.45%. The floating interest rate will not be less than 0.00% per annum or greater than 6.75% per annum.

•	We will not have the option to redeem the notes prior to maturity.

•	The notes are issued in minimum denominations of $1,000 and whole multiples of $1,000.

•	The notes will not be listed on any securities exchange.

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

	Per Note	Total
Public Offering Price(1)	100.00%	$30,000,000
Underwriting Discount(1)(2)	0.60%	$180,000
Proceeds (before expenses) to BAC	99.40%	$29,820,000

(1) Certain dealers who purchase the notes for sale to certain fee-based advisory accounts may forgo some or all of their selling concessions, fees or commissions. The price to public for investors purchasing the notes in these accounts may be as low as $994.00 (99.40%) per $1,000 in principal amount of the notes. See “Supplemental Plan of Distribution—Conflicts of Interest” in this pricing supplement.

(2) We or one of our affiliates may pay varying selling concessions of up to 0.60% in connection with the distribution of the notes to other registered broker dealers.

The notes are unsecured and are not savings accounts, deposits, or other obligations of a bank. The notes are not guaranteed by Bank of America, N.A. or any other bank, are not insured by the Federal Deposit Insurance Corporation (the “FDIC”) or any other governmental agency, and involve investment risks. Potential purchasers of the notes should consider the information in “Risk Factors” beginning on page PS-6 of this pricing supplement, page S-6 of the attached prospectus supplement, and page 7 of the attached prospectus.

None of the Securities and Exchange Commission, any state securities commission, or any other regulatory body has approved or disapproved of these notes or passed upon the adequacy or accuracy of this pricing supplement, the accompanying prospectus supplement, or the accompanying prospectus. Any representation to the contrary is a criminal offense.

We will deliver the notes in book-entry form only through The Depository Trust Company on June 25, 2024 against payment in immediately available funds.

Series P MTN prospectus supplement dated December 30, 2022 and prospectus dated December 30, 2022

BofA Securities

EXPLANATORY NOTES

Capitalized or other defined terms used, but not defined, in this pricing supplement have the respective meanings as are given to them in the accompanying prospectus supplement or the accompanying prospectus, as applicable. Capitalized or other defined terms used and defined in this pricing supplement are sometimes defined after their first use without a reference such as “as defined in this pricing supplement.” Unless otherwise indicated or unless the context requires otherwise, all references in this pricing supplement to “we,” “us,” “our,” or similar references are to Bank of America Corporation.

The above referenced prospectus and prospectus supplement may be accessed at the link set forth at the bottom of the cover page of this pricing supplement.

SUMMARY OF TERMS

The Capped Floating Rate Notes Linked to Compounded SOFR, due June 23, 2034 (the “notes”) are our senior debt securities. The notes are not insured by the FDIC or secured by collateral. The notes will rank equally with all of our other unsecured and unsubordinated obligations from time to time outstanding, except obligations that are subject to any priorities or preferences by law. Any payments due on the notes, including any interest payments or repayment of the principal amount, will be subject to the credit risk of BAC.

You should read carefully this entire pricing supplement, and the applicable information in, and incorporated by reference into, the accompanying prospectus supplement and prospectus, as applicable, to understand fully the terms of the notes, as well as the tax and other considerations important to you in making a decision about whether to invest in the notes. In particular, you should review carefully the section in this pricing supplement entitled “Risk Factors,” which highlights a number of risks of an investment in the notes, to determine whether an investment in the notes is appropriate for you. Information in this pricing supplement that is inconsistent with information in the accompanying prospectus supplement or prospectus will supersede such information in those documents. You are urged to consult with your own attorneys and business and tax advisors before making a decision to purchase any of the notes.

The information in this “Summary” section is qualified in its entirety by the more detailed explanation set forth elsewhere in this pricing supplement and the accompanying prospectus supplement and prospectus. We have not authorized anyone to provide any information other than that contained or incorporated by reference in this pricing supplement and the accompanying prospectus supplement and prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may provide. None of us or any selling agent is making an offer to sell these notes in any jurisdiction where the offer or sale is not permitted. You should not assume that the information in this pricing supplement and the accompanying prospectus supplement and prospectus is accurate as of any date other than the date on the front of this pricing supplement or the accompanying prospectus supplement or prospectus, as applicable.

• Title of the Series:	Capped Floating Rate Notes Linked to Compounded SOFR, due June 23, 2034
• Issuer:	Bank of America Corporation (“BAC”)
• Issue Price:	100%
• Aggregate Principal Amount Initially Being Issued:	$30,000,000
• Pricing Date:	June 21, 2024
• Issue Date:	June 25, 2024
• Maturity Date:	June 23, 2034
• Minimum Denominations:	$1,000 and multiples of $1,000 in excess of $1,000
• Ranking:	Senior, unsecured
• Day Count Convention:	30/360
• Interest Periods:	Each quarterly period from, and including, an Interest Payment Date (or, in the case of the first Interest Period, the issue date) to, but excluding, the next Interest Payment Date

(or, in the case of the final Interest Period, the maturity date).
• Interest Payment Dates:	March 25, June 25, September 25 and December 25, of each year, beginning on September 25, 2024, and with the final Interest Payment Date occurring on the maturity date.
• Interest Determinations:	The calculation agent will determine compounded SOFR, the interest rate and accrued interest for each Interest Period in arrears as soon as reasonably practicable on or after the last day of the applicable Rate Cut-Off Date, and in any event on or prior to the business day immediately preceding the relevant Interest Payment Date.
• Interest Rates:

From, and including, the issue date to, but excluding, the maturity date, the notes will bear interest at a floating rate per annum equal to the Base Rate plus 1.45% payable quarterly in arrears for each quarterly Interest Period. The rate of interest payable on the notes will not be less than 0.00% per annum or greater than 6.75% per annum. The notes will be “Compounded SOFR notes” as such term is defined in the accompanying prospectus supplement.

• Base Rate:

Compounded SOFR, which is a compounded average of daily SOFR (the Secured Overnight Financing Rate) as determined for each quarterly Interest Period in accordance with the Rate Cut-Off Convention as set forth under “Description of the Notes—Floating-Rate Notes—Compounded SOFR Notes—Observation Period Convention, SOFR Index Convention, and Rate Cut-off Convention—Rate Cut-Off Convention” in the accompanying prospectus supplement.

• Compounded SOFR Convention:

Rate Cut-Off Convention. See “Description of the Notes—Floating-Rate Notes—Compounded SOFR Notes—Observation Period Convention, SOFR Index Convention, and Rate Cut-off Convention— Rate Cut-Off Convention” in the accompanying prospectus supplement.

• Rate Cut-Off Date:

With respect to each Interest Period, the fifth U.S. government securities business day prior to the scheduled Interest Payment Date for such Interest Period.

For purposes of calculating Compounded SOFR with respect to each Interest Period, the level of SOFR for each U.S. government securities business day in the period from, and including, the Rate Cut-Off Date for such Interest Period to, but excluding, the scheduled Interest Payment Date for such Interest Period will be the level of SOFR in respect of such Rate Cut-Off Date.

• Calculation Agent:	Merrill Lynch Capital Services, Inc.
• Business Day Convention:	Modified following business day convention (adjusted).
• Business Days:	New York/Charlotte and U.S. government securities business day.

• Redemption at Our Option:	None

• Repayment at Option of Holder:	None
• Record Dates for Interest Payments:	For book-entry only notes, one business day in New York, New York and Charlotte, North Carolina prior to the applicable scheduled Interest Payment Date. If notes are not held in book-entry only form, the record dates will be the fifteenth calendar day preceding such scheduled Interest Payment Date, whether or not such record date is a business day.
• Listing:	None

RISK FACTORS

Your investment in the notes entails significant risks, many of which differ from those of a conventional security. Your decision to purchase the notes should be made only after carefully considering the risks of an investment in the notes, including those discussed below, with your advisors in light of your particular circumstances. The notes are not an appropriate investment for you if you are not knowledgeable about significant elements of the notes or financial matters in general.

Structure-related Risks

The notes will pay interest at a floating rate that may be as low as 0.00% per annum on one or more scheduled Interest Payment Dates. The rate at which the notes will bear interest during each quarterly Interest Period will depend on the Base Rate. As a result, the interest payable on the notes will vary with fluctuations in the Base Rate, subject to the minimum interest rate of 0.00% per annum and a maximum interest rate of 6.75% per annum. It is impossible to predict whether the Base Rate will rise or fall, or the amount of interest payable on the notes. You may receive minimal or no interest for extended periods of time or even throughout the remaining term of the notes. The interest rate that will apply at any time on the notes may be more or less than other prevailing market interest rates at such time. As a result, the amount of interest you receive on the notes may be less than the return you could earn on other investments.

Your return is limited by the cap on the interest rate. The interest rate applicable to any quarterly Interest Period will be variable but will not be greater than 6.75% per annum. Accordingly, your return on the notes may not reflect the full extent of the performance of Base Rate.

Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes. The notes are our senior unsecured debt securities. As a result, your receipt of all payments of interest and principal on the notes is dependent upon our ability to repay our obligations on the applicable payment date. No assurance can be given as to what our financial condition will be at any time during the term of the notes or on the maturity date. If we become unable to meet our financial obligations as they become due, you may not receive the amounts payable under the terms of the notes.

Our credit ratings are an assessment by ratings agencies of our ability to pay our obligations, including our obligations under the notes. Consequently, our perceived creditworthiness and actual or anticipated decreases in our credit ratings or increases in our credit spreads prior to the maturity date of the notes may adversely affect the market value of the notes. However, because your return on the notes generally depends upon factors in addition to our ability to pay our obligations, such as the difference between the interest rates accruing on the notes and current market interest rates, an improvement in our credit ratings will not reduce the other investment risks related to the notes.

Valuation- and Market-related Risks

We cannot assure you that a trading market for the notes will ever develop or be maintained. We will not list the notes on any securities exchange. We cannot predict how the notes will trade in any secondary market, or whether that market will be liquid or illiquid.

The development of a trading market for the notes will depend on our financial performance and other factors. The number of potential buyers of the notes in any secondary market may be limited. We anticipate that BofAS will act as a market-maker for the notes, but neither BofAS nor any of our other affiliates is required to do so. BofAS may discontinue its market-making activities as to the notes at any time. To the extent that BofAS engages in any market-making activities, it may bid for or offer the notes. Any price at which BofAS may bid for, offer, purchase, or sell any notes may differ from the values determined by pricing models that it may use, whether as a result of dealer discounts, mark-ups, or other transaction costs. These bids, offers, or completed transactions may affect the prices, if any, at which the notes might otherwise trade in the market.

In addition, if at any time BofAS were to cease acting as a market-maker for the notes, it is likely that there would be significantly less liquidity in the secondary market and there may be no secondary market at all for the notes. In such a case, the price at which the notes could be sold likely would be lower than if an active market existed and you should be prepared to hold the notes until maturity.

Many economic and other factors will impact the market value of the notes. The market for, and the market value of, the notes may be affected by a number of factors that may either offset or magnify each other, including:

•	the time remaining to maturity of the notes;

•	the aggregate amount outstanding of the notes;

•	the level, direction, and volatility of market interest rates generally (in particular, increases in U.S. interest rates, which may cause the market value of the notes to decrease);

•	general economic conditions of the capital markets in the United States;

•	geopolitical conditions and other financial, political, regulatory, and judicial events that affect the capital markets generally;

•	our financial condition and creditworthiness; and

•	any market-making activities with respect to the notes.

Conflict-related Risks

Our trading and hedging activities may create conflicts of interest with you. We or one or more of our broker-dealer affiliates, including BofAS, may engage in trading activities related to the notes that are not for your account or on your behalf. We also expect to enter into arrangements to hedge the market risks associated with our obligation to pay the amounts due under the notes. We may seek competitive terms in entering into the hedging arrangements for the notes, but are not required to do so, and we may enter into such hedging arrangements with one of our subsidiaries or affiliates. This hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, but which could also result in a loss for the hedging counterparty. These trading and hedging activities may present a conflict of interest between your interest in the notes and the interests we and our affiliates may have in our proprietary accounts, in facilitating transactions, including block trades, for our other customers, and in accounts under our management. These trading and hedging activities could influence secondary training in the notes or otherwise could be adverse to your interests as a holder of the notes.

There may be potential conflicts of interest involving the calculation agent, which is an affiliate of ours. We have the right to appoint and remove the calculation agent. One of our affiliates, Merrill Lynch Capital Services, Inc., will be the calculation agent for the notes and, as such, will determine the amount of interest to be paid on the notes. Under some circumstances, these duties could result in a conflict of interest between Merrill Lynch Capital Services, Inc.’s status as our affiliate and its responsibilities as calculation agent. For example, if a Benchmark Transition Event and related Benchmark Replacement Date are determined to have occurred with respect to the Base Rate, we or the calculation agent (after consulting with us) will determine the Benchmark Replacement and the Benchmark Replacement Adjustment and will make Benchmark Replacement Conforming Changes with respect to, among other things, the determination of Interest Periods, the timing and frequency of determining rates and making payments of interest and other administrative matters, in connection with the applicable Benchmark Replacement as set forth under “Description of the Notes— Floating-Rate Notes— Effect of a Benchmark Transition Event and Related Benchmark

Replacement Date with Respect to SOFR” of the accompanying prospectus supplement. Certain determinations, decisions and elections with respect to the Benchmark Replacement will, or the occurrence or non-occurrence of a Benchmark Transition Event and any Benchmark Replacement Conforming Changes may, require the exercise of discretion and the making of subjective judgments by us or the calculation agent (after consulting with us). Any determination, decision or election made by us or the calculation agent pursuant to the applicable provisions set forth under “Description of the Notes— Floating-Rate Notes— Effect of a Benchmark Transition Event and Related Benchmark Replacement Date with Respect to SOFR” of the accompanying prospectus supplement will, if made by us, be made in our sole discretion and, if made by the calculation agent, be made after consultation with us and, in each case, will become effective without consent from the holders of the notes or any other party. In making these potentially subjective determinations, the Issuer or its designee may have economic interests that are adverse to your interests as holder of the notes, and none of us or any of our affiliates will have any obligation to consider your interests as a holder of the notes in taking any action or making any determination, which may adversely affect the return on, value of and market for the notes.

The calculation agent will be required to carry out its duties in good faith and use its reasonable judgment. However, because we will control the calculation agent, potential conflicts of interest could arise. None of us or any of our affiliates will have any obligation to consider your interests as a holder of the notes in taking any action that might affect the value of the notes.

U.S. FEDERAL INCOME TAX SUMMARY

The following summary of the material U.S. federal income tax considerations of the acquisition, ownership, and disposition of the notes is based upon the advice of Sidley Austin LLP, our tax counsel. The following discussion supplements, and to the extent inconsistent supersedes, the discussion under “U.S. Federal Income Tax Considerations” in the accompanying prospectus and is not exhaustive of all possible tax considerations. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), regulations promulgated under the Code by the U.S. Treasury Department (“Treasury”) (including proposed and temporary regulations), rulings, current administrative interpretations and official pronouncements of the Internal Revenue Service (“IRS”), and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. This summary does not include any description of the tax laws of any state or local governments, or of any foreign government, that may be applicable to a particular holder.

This summary is directed solely to U.S. Holders and Non-U.S. Holders that, except as otherwise specifically noted, will purchase the notes upon original issuance and will hold the notes as capital assets within the meaning of Section 1221 of the Code, which generally means property held for investment, and that are not excluded from the discussion under “U.S. Federal Income Tax Considerations” in the accompanying prospectus. This discussion does not address the tax consequences applicable to holders subject to Section 451(b) of the Code. This summary assumes that the issue price of the notes, as determined for U.S. federal income tax purposes, equals the principal amount thereof.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

U.S. Holders

Your notes will be treated as “variable rate debt instruments” for U.S. federal income tax purposes, and the balance of this discussion assumes that this characterization is proper and will be respected. Under this characterization, interest on a note generally will be included in the income of a U.S. Holder as ordinary income at the time it is accrued or is received in accordance with the U.S. Holder’s regular method of accounting for U.S. federal income tax purposes. Please see the discussion in the prospectus under the section entitled “U.S. Federal Income Tax Considerations—General—Consequences to U.S. Holders— Variable Rate Debt Securities” for a discussion of these rules. Upon the sale, exchange, retirement, or other disposition of a note, a U.S. Holder will recognize gain or loss equal to the difference between the amount realized upon the sale, exchange, retirement, or other disposition (less an amount equal to any accrued interest not previously included in income if the note is disposed of between Interest Payment Dates, which will be included in income as interest income for U.S. federal income tax purposes) and the U.S. Holder’s adjusted tax basis in the note. A U.S. Holder’s adjusted tax basis in a note generally will be the cost of the note to such U.S. Holder. Any gain or loss realized on the sale, exchange, retirement, or other disposition of a note generally will be capital gain or loss and will be long-term capital gain or loss if the note has been held for more than one year. The ability of U.S. Holders to deduct capital losses is subject to limitations under the Code.

Non-U.S. Holders

Please see the discussion under “U.S. Federal Income Tax Considerations—General—Consequences to Non-U.S. Holders” in the accompanying prospectus for the material U.S. federal income tax consequences that will apply to Non-U.S. Holders of the notes.

Backup Withholding and Information Reporting

Please see the discussion under “U.S. Federal Income Tax Considerations—General—Backup Withholding and Information Reporting” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on the notes.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

SUPPLEMENTAL PLAN OF DISTRIBUTION—conflicts of interest

Our broker-dealer subsidiary, BofAS, will act as our selling agent in connection with the offering of the notes. The selling agent is a party to the Distribution Agreement described in the “Supplemental Plan of Distribution (Conflicts of Interest)” beginning on page S-51 of the accompanying prospectus supplement.

The selling agent will receive the compensation set forth on the cover page of this pricing supplement as to the notes sold through its efforts. We or one of our affiliates may pay varying selling concessions of up to 0.60% in connection with the distribution of the notes to other registered broker-dealers. Certain dealers who purchase the notes for sale to certain fee-based advisory accounts may forgo some or all of their selling concessions, fees or commissions. The price to public for investors purchasing the notes in these accounts may be as low as $994.00 per $1,000 in principal amount of the notes.

If all of the offered notes are not sold on the pricing date at the public offering price, then the selling agent and/or dealers may offer the notes for sale in one or more transactions at an offering price that may be at a premium to the public offering price. These sales may occur at market prices prevailing at the time of sale, at prices related to market prices or at negotiated prices.

The selling agent is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”). Accordingly, the offering of the notes will conform to the requirements of FINRA Rule 5121.

The selling agent is not acting as your fiduciary or advisor solely as a result of the offering of the notes, and you should not rely upon any communication from the selling agent in connection with the notes as investment advice or a recommendation to purchase the notes. You should make your own investment decision regarding the notes after consulting with your legal, tax, and other advisors.

Under the terms of our distribution agreement with BofAS, BofAS will purchase the notes from us on the issue date as principal at the purchase price indicated on the cover of this pricing supplement, less the indicated underwriting discount, if any.

BofAS may sell the notes to other broker-dealers that will participate in the offering and that are not affiliated with us, at an agreed discount to the principal amount. Each of those broker-dealers may sell the notes to one or more additional broker-dealers. BofAS has informed us that these discounts may vary from dealer to dealer and that not all dealers will purchase or repurchase the notes at the same discount.

BofAS and any of our other broker-dealer affiliates may use this pricing supplement, and the accompanying prospectus supplement and prospectus for offers and sales in secondary market transactions and market-making transactions in the notes. However, they are not obligated to engage in such secondary market transactions and/or market-making transactions. Our affiliates may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices at the time of the sale.

European Economic Area and United Kingdom

None of this pricing supplement, the accompanying prospectus or the accompanying prospectus supplement is a prospectus for the purposes of the Prospectus Regulation (as defined below). This pricing supplement, the accompanying prospectus and the accompanying prospectus supplement have been prepared on the basis that any offer of notes in any Member State of the European Economic Area (the “EEA”) or in the United Kingdom (each, a “Relevant State”) will only be made to a legal entity which is a qualified investor under the Prospectus Regulation (“Qualified Investors”). Accordingly any person making or intending to make an offer in that Relevant State of notes which are the subject of the offering contemplated in this pricing supplement, the accompanying prospectus and the accompanying prospectus supplement may only do so with respect to Qualified Investors. BAC has not authorized, nor does it authorize, the making of any offer of notes other than to Qualified Investors. The expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Prohibition Of Sales To EEA And United Kingdom Retail Investors – The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the EEA or in the United Kingdom. For these purposes: (a) a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU, as amended (“MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97 (the Insurance Distribution Directive), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in the Prospectus Regulation; and (b) the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe for the notes. Consequently no key information document required by Regulation (EU) No 1286/2014, as amended (the “PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the EEA or in the United Kingdom has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA or in the United Kingdom may be unlawful under the PRIIPs Regulation.

United Kingdom

The communication of this pricing supplement, the accompanying prospectus supplement, the accompanying prospectus and any other document or materials relating to the issue of the notes offered hereby is not being made, and such documents and/or materials have not been approved, by an authorized person for the purposes of section 21 of the United Kingdom’s Financial Services and Markets Act 2000, as amended (the “FSMA”). Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to those persons in the United Kingdom who have professional experience in matters relating to investments and who fall within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”)), or who fall within Article 49(2)(a) to (d) of the Financial Promotion Order, or who are any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order (all such persons together being referred to as “relevant persons”). In the United Kingdom, the notes offered hereby are only available to, and any investment or investment activity to which this pricing supplement, the accompanying prospectus supplement and the accompanying prospectus relates will be engaged in only with, relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this pricing supplement, the accompanying prospectus supplement or the accompanying prospectus or any of their contents.

Any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of the notes may only be communicated or caused to be communicated in circumstances in which Section 21(1) of the FSMA does not apply to BAC.

All applicable provisions of the FSMA must be complied with in respect to anything done by any person in relation to the notes in, from or otherwise involving the United Kingdom.

VALIDITY OF THE NOTES

In the opinion of McGuireWoods LLP, as counsel to BAC, when the trustee has made the appropriate entries or notations on Schedule 1 to the master global note that represents the notes (the “Master Note”) identifying the notes offered hereby as supplemental obligations thereunder in accordance with the instructions of BAC, and the notes have been delivered against payment therefor as contemplated in this pricing supplement and the related prospectus and prospectus supplement, all in accordance with the provisions of the indenture governing the notes, such notes will be the legal, valid and binding obligations of BAC, subject to the effects of applicable bankruptcy, insolvency (including laws relating to preferences, fraudulent transfers and equitable subordination), reorganization, moratorium and other similar laws affecting creditors’ rights generally, and to general principles of equity. This opinion is given as of the date of this pricing supplement and is limited to the Delaware General Corporation Law (including the statutory provisions, all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting the foregoing) and the laws of the State of New York as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture governing the notes and due authentication of the Master Note, the validity, binding nature and enforceability of the indenture governing the notes with respect to the trustee, the legal capacity of individuals, the genuineness of signatures, the authenticity of all documents submitted to McGuireWoods LLP as originals, the conformity to original documents of all documents submitted to McGuireWoods LLP as copies thereof, the authenticity of the originals of such copies and certain factual matters, all as stated in the opinion letter of McGuireWoods LLP dated December 8, 2022, which has been filed as an exhibit to the Registration Statement (File No. 333-268718) of BAC, filed with the SEC on December 8, 2022.